SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934


CCA Companies Incorporated
________________________________________________________________________
(Name of Issuer)

					Common Stock
____________________________________________________________________
(Title of Class of Securities)

					124863101
________________________________________________________________________
(CUSIP Number)

6/1/98
_______________________________________________________________________
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box_____.

Check the following box if a fee is being paid with the
statement _____.  (A fee is not required only if the
reporting person: (1) has a previous statement on file
 reporting beneficial ownership of more than five
percent of the class of securities described in Item1;
 and (2)  has filed no amendment subsequent thereto
reporting beneficial ownership of five percent of less
of such class.)   (Sec Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out
 for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).








1. Name of Reporting Person

Bruce Meyers
_____________________________________________________

S.S. or I.R.S. Identification No. of Above Person


	_____________________________________________________


2. Check the Appropriate Box if a Member of a Group
(See Instructions before filling out)

a.________	b_______



3. SEC USE ONLY

_____________________________________________________

4. Source of Funds (See instructions before filling out).

Personal Funds
______________________________________________________

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e).

	_____________________________________________________________________________

6. Citizenship or Place of Organization

USA
_________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
(Questions 7 - 10)

7.  Sole Voting Power
 243,654
____________________________________________________

8. Shared Voting Power
467,834
_________________________________________________

9. Sole Dispositive Power
243,654
_________________________ ______________________

10. Shared Dispositive Power
467,834
__________________________________________________

11. Aggregate Amount Beneficially Owned by Each
	Reporting Person

711,488
_____________________________________________________

12. Check Box if the Aggregate Amount in Row (11) Excludes
	Certain Shares
(See instructions before filling out)

_____________________________________________________



13. Percent of Class Represented by Amount in Row (11)

 5.9%
______________________________________________________

13. Type of Reporting Person (See instructions before filling out)

IN
_______________________________________________________

Item 1.  Security and Issuer

This statement relates to Common Stock of CCA Companies , Inc.
("the Issuer").  The issuer's principal offices are located at
 3250 Mary Street,
Suite 405, Coconut Grove, Fl. 33133. It is incorporated in Delaware.


Item 2.  Identity and Background

This Schedule 13 (d) is filed on behalf of  Bruce Meyers,
Peter Janssen,
and Janssen-Meyers Associates, L.P.

Janssen-Meyers Associates, L.P. is a New York limited partnership formed in March 1993 (JMA"). JMA is a registered broker-dealer under the Securities Exchange Act of 1934. The principal business address of
JMA is 17 State Street, New York, NY 10004.


Bruce Meyers is an executive officer, director and
50% holder of the
outstanding stock of Meyers-Janssen Securities Corp.
the general partner of JMA.
Meyers-Janssen Securities Corp. ("MJS") is a New York
corporation formed in
March 1993.  The business address of MJS is 17 State
Street, New York, NY
10004

Peter Janssen is an executive officer, director and
 50% holder of the
outstanding stock of Meyers-Janssen Securities Corp.
the general partner of JMA.
Meyers-Janssen Securities Corp. ("MJS") is a New York corporation formed in
March 1993.  The business address of MJS is 17 State Street,
New York, NY
10004.

Initial Filing - Discussion


Conserver Corporation of America (hereinafter referred to as the Company or "RIPE") initially offered 2,200,000 shares to the public effecitve June 6, 1997, at $5.00 per share. Prior to the offering there had been no public market for the shares. Upon completion of the offering, the Company would have 6,385,404 shares of common stock outstanding.

	Janssen/Meyers Associates, L.P. ("JMA") acted as Underwriter for the RIPE offering on a firm commitment basis.  In connection with the offering, the
Company agreed to sell to JMA for nominal
consideration, warrants to purchase from the Company up to 220,000 shares of Common Stock, i.e.,
Underwriters Warrants. These warrants were initially exercisable at a price of $8.25 per share of common stock for a period of four years, commencing at the beginning of the second year after their issuance and sale. The warrants provided for adjustment in the number of shares of Common stock issuable upon the exercise thereof and in the exercise price as a result of
 certain events, including subdivisions and
combinations of the Common stock.    As a result of these
adjustment provisions, JMA and its partners hold a total of 935,668 Warrants.